EXHIBIT 6

NOMINEE AGREEMENT

This Nominee Agreement is made this 28th day of February, 2013 among Stilwell Value LLC ("Stilwell"), having its offices at 111 Broadway, 12th Floor, New York, NY 10006, and Mark Saladin, an individual residing at 1267 Amber Court, Woodstock, IL 60098 ("Nominee").

WHEREAS, limited partnerships of which Stilwell or Joseph Stilwell are the general partners (“Stilwell Partnerships”) are the beneficial owners of shares of common stock ("Common Stock") of Harvard Illinois Bancorp, Inc. ("HARI") and may solicit proxies in order to nominate one nominee and one alternate nominee to HARI's Board of Directors at the 2013 annual stockholders meeting, such nomination being in opposition to HARI's management's slate of nominees;

WHEREAS, the bylaws of HARI provide in pertinent part that, “No person shall be eligible for election or appointment to the Board of Directors: (a) if such person has been the subject of supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. §1818(u), or any successor provision; (b) if such person has been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law; (c) if such person is currently charged in any information, indictment, or other complaint with the commission of or participation in such a crime; or (d) if such person did not maintain his principal residence within 15 miles of an office of the Corporation or any subsidiary thereof for a period of at least one year prior to the date of his purported election or appointment to the Board of Directors, provided that this Section (d) shall not apply to full time employees of the Corporation or any of its subsidiaries. No person may serve on the Board of Directors and at the same time be a director or officer of a co-operative bank, credit union, savings bank, savings and loan association, trust company, bank holding company or banking association (in each case whether chartered by a state, the federal government or any other jurisdiction), other than of a subsidiary of the Corporation, that engages in business activities in the same market area as the Corporation or any of its subsidiaries.";

WHEREAS, Nominee (a) has maintained his principal residence within 15 miles of an office of HARI or any subsidiary thereof for a period of at least one year prior to the date hereof, (b) is otherwise eligible to sit as a director of HARI pursuant to each of the other bylaw eligibility requirements of HARI quoted above in the second Whereas clause, and (c) agrees to be nominated for and sit on the Board of Directors of HARI (the "Board") if elected at the 2013 annual stockholders meeting for a term to expire at the 2016 annual stockholders meeting;

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Nominee hereby agrees to have his name placed in nomination by the Stilwell Partnerships as their nominee or alternate nominee to sit as a member of the Board, and for that purpose, understands and agrees that the Stilwell Partnerships will solicit proxies from shareholders to cause Nominee to be elected. Simultaneous with the execution of this Agreement, Nominee shall deliver his written consent to be named in a the Stilwell Partnership proxy statement and to serve as a director of the Board if elected, a copy of which is attached hereto as Exhibit A. Nominee understands that the Stilwell Partnerships retain the right to determine whether Nominee will be their alternate or actual nominee and will so advise Nominee of same prior to the solicitation of proxies. Nominee understands that an alternate nominee may become the actual nominee if the actual nominee does not stand for election.

2. (a) Nominee hereby represents and warrants to Stilwell that he has maintained his principal residence within 15 miles of an office of HARI or any subsidiary thereof for a period of at least one year prior to the date hereof and is otherwise eligible to sit as a director of HARI pursuant to each of the other bylaw eligibility requirements of HARI quoted above in the second Whereas clause. Nominee has executed and delivered to Stilwell a Director Questionnaire and hereby certifies that the contents thereof are true.

(b) Notwithstanding anything to the contrary contained herein or in the Stock Option Agreement, defined below, Nominee hereby agrees that in the event of any breach or misrepresentation by Nominee of any of his or her obligations or representations contained herein (i) the Option (as defined in the Stock Option Agreement) granted in the Stock Option Agreement shall be null and void, and (ii) Nominee shall not be entitled to exercise the Option or be entitled to any payments hereunder or under the Stock Option Agreement.

3. The Stilwell Partnerships shall reimburse all of Nominee's actual out of pocket expenses incurred in connection with the nomination process, including telephone, postage, and travel; it being understood, however, that should Nominee be elected as a director, he will request that HARI reimburse his expenses for attending board and committee meetings.

4. Stilwell will grant Nominee an option to purchase up to twenty thousand (20,000) shares of Common Stock, on a proportional basis from the Stilwell Partnerships, on the terms and conditions set forth in that certain Stock Option Agreement, dated as of the date hereof, between the parties hereto, annexed hereto as Exhibit B (the "Stock Option Agreement").

5. The Stilwell Partnerships hereby indemnify and hold Nominee harmless for all damages and expenses incurred in connection with agreeing to have his name placed in nomination and to have proxies solicited in order to elect him to the Board of Directors of HARI. Nominee shall give the Stilwell Partnerships notice of the occurrence of an event requiring indemnification no later than 20 days after nominee has knowledge of such an event. The Stilwell Partnerships retain the sole right to select and retain counsel for Nominee. This indemnification shall not apply to any claims or damages arising out of Nominee being a member of the Board of Directors of HARI.

6. Nominee understands that this Agreement will be publicly disclosed by Stilwell.

/s/ Joseph Stilwell
Joseph Stilwell on behalf of Stilwell

/s/ Mark Saladin
Mark Saladin

EXHIBIT A

CONSENT OF PROPOSED NOMINEE

I, Mark Saladin, hereby consent to be named in the proxy statement of Stilwell Value Partners II, L.P., Stilwell Value Partners VII, L.P and their affiliates to be used in connection with their solicitation of proxies from the shareholders of Harvard Illinois Bancorp, Inc. for use in voting at the 2013 Annual Meeting of Stockholders of Harvard Illinois Bancorp, Inc., and I hereby consent and agree to serve a director of Harvard Illinois Bancorp, Inc. if elected at such Annual Meeting.

/s/ Mark Saladin

Dated: February 11, 2013

EXHIBIT B

Omitted